SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2015

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2015 as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 5 hereof to the “Recent Developments—KfW” section; and

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany” section with the text under the caption “Recent Developments—The Federal Republic of Germany” on pages 6 to 9 hereof.

This report is intended to be incorporated by reference into KfW’s prospectus dated November 5, 2015 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 3, 2016, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1200 (EUR 0.8929 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from May 2016 through July 2016, as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
May 2016	1.1516	1.1135
June 2016	1.1400	1.1024
July 2016	1.1168	1.0968

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Six Months Ended June 30, 2016

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW in accordance with IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2016.

The group’s total assets increased by 1.8%, or EUR 9.2 billion, from EUR 503.0 billion as of December 31, 2015 to EUR 512.2 billion as of June 30, 2016.

The group’s operating result before valuation and promotional activities amounted to EUR 949 million for the six months ended June 30, 2016, compared with EUR 1,009 million for the corresponding period in 2015. The main driver for the group’s operating result before valuation and promotional activities during the six months ended June 30, 2016 was net interest income. The group’s operating result before valuation and promotional activities is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•	Expenses for risk provisions in an amount of EUR 13 million for the six months ended June 30, 2016, compared with income in an amount of EUR 18 million for the corresponding period in 2015;

•

Positive effects in an amount of EUR 46 million as market values of securities and equity investments increased in the six months ended June 30, 2016, compared with positive effects of EUR 135 million for the corresponding period in 2015;

•

Net expenses in an amount of EUR 190 million for the six months ended June 30, 2016, due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions for the six months ended June 30, 2016, compared with net gains in an amount of EUR 68 million for the corresponding period in 2015(1); and

•

Expenses relating to promotional activities in an amount of EUR 104 million for the six months ended June 30, 2016, compared with expenses in an amount of EUR 181 million for the corresponding period in 2015.

The group’s consolidated result for the six months ended June 30, 2016, amounted to EUR 779 million compared with EUR 1,152 million for the corresponding period in 2015.

(1)	KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the six months ended June 30, 2016 as compared with the corresponding period in 2015.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Six months ended June 30,		Year-to-Year
	2016	2015	% change
	(EUR in millions)		(in %)
Mittelstandsbank (SME bank)	9,469	11,024	-14
Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions)	17,239	14,651	18
Export and project finance (KfW IPEX-Bank)	5,422	13,123	-59
Promotion of developing countries and emerging economies (1)	3,576	2,302	55
of which KfW Entwicklungsbank	3,142	1,633	92
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	434	669	-35
Financial markets (1)	536	493	9

Total promotional business volume (2) (3)	36,181	41,517	-13

(1)	With effect from June 30, 2016, the business sector “Promotion of developing and transition countries” has been renamed “Promotion of developing countries and emerging economies” and the business sector “Capital markets” has been renamed “Financial markets.” There were no changes in the organizational or product structures.

(2)	Total promotional business volume for the six months ended June 30, 2016 has been adjusted for commitments of EUR 62 million, compared to EUR 76 million for the corresponding period in 2015, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(3)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume decreased to EUR 36.2 billion for the six months ended June 30, 2016 from EUR 41.5 billion for the corresponding period in 2015. This decrease was largely driven by a decrease in commitments in KfW’s Export and project finance business sector whereas commitments in KfW’s Kommunal- und Privatkundenbank/Kreditinstitute and in KfW Entwicklungsbank increased.

Commitments in the Mittelstandsbank business sector decreased to EUR 9.5 billion for the six months ended June 30, 2016 from EUR 11.0 billion for the corresponding period in 2015. Decreased commitments were mainly attributed to KfW’s general investment programs while start-up financing remained stable compared to the corresponding period in 2015. Commitments in the environmental investment programs decreased slightly in the six months ended June 30, 2016.

Commitments in the business sector Kommunal- und Privatkundenbank/Kreditinstitute increased to EUR 17.2 billion for the six months ended June 30, 2016 from EUR 14.7 billion for the corresponding period in 2015. This increase was mainly attributable to higher commitments under KfW’s housing investment programs, particularly for energy-efficient construction and refurbishment measures.

Commitments in KfW’s Export and project finance business sector for the six months ended June 30, 2016 amounted to EUR 5.4 billion compared to EUR 13.1 billion for the corresponding period in 2015. The significant decrease is attributable to KfW IPEX-Bank’s lower commitments in various sectors during the six months ended June 30, 2016, compared to its exceptionally high commitments during the corresponding period in 2015 that were mainly due to several large transactions in KfW IPEX-Bank’s industries and services sector and aviation and rail sector that were recorded in the corresponding period of 2015. Commitments in the maritime industries sector decreased significantly in the six months ended June 30, 2016, compared to the corresponding period in 2015. The decrease is also due to the impact of competitive pressure and the challenging economic environment in key markets, such as Russia, Turkey and Brazil.

Commitments related to KfW’s Promotion of developing countries and emerging economies increased to EUR 3.6 billion for the six months ended June 30, 2016 from EUR 2.3 billion for the corresponding period in 2015. This increase was mainly driven by increased commitments of KfW Entwicklungsbank, whereas commitments of DEG decreased. The increased commitments of KfW Entwicklungsbank are due to several large single transactions occurring in the period.

Commitments in KfW’s Financial markets business sector for the six months ended June 30, 2016 increased to EUR 536 million compared to EUR 493 million for the corresponding period in 2015.

Sources of Funds

The volume of funding raised in the capital markets for the six months ended June 30, 2016 totaled EUR 42.4 billion, of which 39% was raised in euro, 47% in U.S. dollar and the remainder in 11 other currencies.

Capitalization and Indebtedness of KfW Group as of June 30, 2016

(EUR in millions)
Borrowings
Short-term funds	44,218
Bonds and other fixed-income securities	381,344
Other borrowings	29,574
Subordinated liabilities	300

Total borrowings	455,437

Equity
Paid-in subscribed capital (1)	3,300
Capital reserve (2)	8,447
Reserve from the European Recovery Program (“ERP”) Special Fund	1,191
Retained earnings	12,869
Fund for general banking risks	600
Revaluation reserve	-629
Total equity	25,778

Total capitalization	481,215

(1)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of June 30, 2016, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(2)	Includes equity capital in the form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 7,150 million.

The capitalization of KfW Group as of June 30, 2016 is not necessarily indicative of its capitalization to be recorded as of December 31, 2016.

The increase of EUR 579 million in total equity, which totaled EUR 25,778 million as of June 30, 2016 compared to EUR 25,200 million as of December 31, 2015, reflected (i) KfW Group’s consolidated result of EUR 779 million for the six months ended June 30, 2016 and (ii) a decrease of EUR 200 million of revaluation reserves due to valuation profits recognized directly in equity relating to pensions and “available-for-sale financial assets.”

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. KfW has already been calculating capital ratios prescribed by these rules on a voluntary basis in the past for internal purposes, and it continues to do so. In doing so, KfW applies all material rules of the advanced internal ratings-based approach (“A-IRBA”) with slight modifications related to KfW’s promotional mandate.

According to these calculations and based on the results for the six months ended June 30, 2016, KfW’s total capital ratio according to article 92 of the CRR amounted to 21.5% as of June 30, 2016. KfW’s Tier 1 capital ratio equals its total capital ratio given that KfW no longer considers its ERP Special Fund subordinated loan (currently amounting to EUR 300 million) to be part of its own funds. The increases of the total capital ratio and Tier 1 capital ratio, which amounted to 18.4% and 18.3%, respectively, as of December 31, 2015, were driven by improvements in KfW’s risk measurement methodology as well as general business and market developments (e.g., the depreciation of the U.S. dollar against the euro). KfW is currently undergoing an approval process with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) to become an A-IRBA institution and until such approval, KfW reports capital ratios to BaFin following the standardized approach. According to the calculations under the standardized approach, KfW’s total and Tier 1 capital ratio amounted to 14.7% as of June 30, 2016.

Other Recent Developments

Privatization Initiatives

On May 25, 2016, the shareholders’ meeting of Deutsche Telekom AG (“Deutsche Telekom”) resolved to pay out a dividend of EUR 0.55 per share for 2015. As in the three previous years, shareholders were able to choose whether to have the dividend paid out in cash or in shares. KfW received new shares from the scrip dividend and increased its total ownership interest in Deutsche Telekom to approximately 819 million ordinary registered shares (December 31, 2015: 803.9 million). After the scrip dividend, KfW’s stake in Deutsche Telekom amounts to approximately 17.5% (December 31, 2015: 17.5%). To KfW’s knowledge, the stake of the Federal Republic of Germany amounts to approximately 14.5%.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
1st quarter 2015	0.4	1.2
2nd quarter 2015	0.4	1.6
3rd quarter 2015	0.3	1.7
4th quarter 2015	0.3	1.3
1st quarter 2016	0.7	1.6

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.7% after price, seasonal and calendar adjustments in the first quarter of 2016 compared to the fourth quarter of 2015. Compared to the previous quarter, positive contributions mainly came from domestic demand. In particular, fixed capital formation increased markedly in the first quarter of 2016. Gross fixed capital formation in machinery and equipment increased by 1.9% compared to the fourth quarter of 2015. Gross fixed capital formation in construction increased by 2.3%, due in part to the unusually mild winter weather. Final consumption expenditure of households increased by 0.4% and government final consumption expenditure increased by 0.5% compared to the previous quarter. According to provisional calculations, exports of goods and services increased by 1.0% compared to the fourth quarter of 2015 (adjusted for price, seasonal and calendar effects). However, the increase in imports was somewhat larger (+1.4%) in the same period. Arithmetically, the balance of exports and imports thus had a downward effect of –0.1 percentage points on GDP growth.

In a year-on-year comparison, the German economy recorded positive growth. GDP in the first quarter of 2016 increased by 1.6% in price and calendar-adjusted terms compared to the corresponding period in 2015, following an increase of 1.3% in the fourth quarter of 2015.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 1st quarter of 2016, press release of May 24, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/05/PE16_171_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
June 2015	-0.1	0.3
July 2015	0.2	0.2
August 2015	0.0	0.2
September 2015	-0.2	0.0
October 2015	0.0	0.3
November 2015	0.1	0.4
December 2015	-0.1	0.3
January 2016	-0.8	0.5
February 2016	0.4	0.0
March 2016	0.8	0.3
April 2016	-0.4	-0.1
May 2016	0.3	0.1
June 2016	0.1	0.3

In June 2016, consumer prices in Germany rose by 0.3% compared to June 2015. The inflation rate thus increased slightly for the second consecutive month. The development of energy prices, which decreased by 6.4% in June 2016 compared to June 2015, had a downward effect on the overall increase in prices in June 2016, as had been the case in the preceding months. However, the year-on-year decrease in energy prices continued to slow. Most notably, prices for heating oil and motor fuels decreased by 19.0% and 9.4%, respectively, compared to the corresponding period in 2015. Excluding the prices of energy products, the inflation rate in June 2016 compared to June 2015 would have been 1.1%.

Food prices increased by 0.1% in June 2016 compared to June 2015. Overall, the prices of goods decreased by 0.8% in June 2016 compared to June 2015, primarily as a result of the decrease in prices of energy products. By contrast, prices for services increased by 1.4% in June 2016 compared to June 2015, mainly due to a 1.1% increase in net rents exclusive of heating expenses.

Compared to May 2016, the consumer price index increased by 0.1% in June 2016, mainly due to the development of energy prices, which increased by 1.2% from May 2016 to June 2016. Over the same period, prices for package holidays increased by 4.3% while prices for food decreased by 0.4%.

Source: Statistisches Bundesamt, Consumer prices in June 2016: +0.3% on June 2015, press release of July 12, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/07/PE16_239_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
June 2015	4.6	4.7
July 2015	4.6	4.6
August 2015	4.3	4.6
September 2015	4.3	4.5
October 2015	4.4	4.5
November 2015	4.5	4.5
December 2015	4.5	4.4
January 2016	4.3	4.4
February 2016	4.6	4.3
March 2016	4.5	4.3
April 2016	4.2	4.3
May 2016	4.2	4.2
June 2016	4.2	4.2

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 528,000 persons, or 1.2%, from June 2015 to June 2016. Compared to May 2016, the number of employed persons in June 2016 increased by approximately 46,000, after adjustment for seasonal fluctuations.

In June 2016, the number of unemployed persons decreased by approximately 138,000, or 6.7%, compared to June 2015. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in June 2016 decreased by 0.6% to 1.80 million compared to May 2016.

Sources: Statistisches Bundesamt, Employment up 1.2% in June 2016 on a year earlier, press release of July 28, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/07/PE16_261_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to May 2016	January to May 2015
Trade in goods, including supplementary trade items	115.6	104.5
Services	-8.4	-8.1
Primary income	19.3	15.8
Secondary income	-15.7	-20.7

Current account	110.8	91.5

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in May 2016: +1.6% on May 2015, press release of July 8, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/07/PE16_232_51.html).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to the summer projection of the Federal Ministry of Finance, the German general government surplus in 2016 is expected to be  1/4% of GDP, following a surplus of 0.6% of GDP in 2015. The general government gross debt ratio is forecast to be 68% in 2016.

Source: Bundesministerium der Finanzen, Monatsbericht des BMF Juli 2016, page 22 (http://www.bundesfinanzministerium.de/Content/DE/Monatsberichte/2016/07/Downloads/monatsbericht-2016-07-deutsch.pdf?__blob=publicationFile&v=5).

Other Recent Developments

The European Union and European Integration

On June 23, 2016, the United Kingdom held a national referendum in which a majority of 51.9% voted in favor of the United Kingdom’s withdrawal from the European Union (“EU”). The result of this referendum is not legally binding. The formal and legal process of leaving the EU requires the government of the United Kingdom to invoke Article 50 of the Treaty on European Union by notifying the European Council of its intention to withdraw from the EU. The United Kingdom’s membership in the EU would end within two years of the notification unless the European Council, in agreement with the United Kingdom, unanimously decides to extend this period.

Sources: The Electoral Commission, Official result of the EU Referendum is declared by Electoral Commission in Manchester, press release of June 24, 2016 (http://www.electoralcommission.org.uk/i-am-a/journalist/electoral-commission-media-centre/news-releases-referendums/official-result-of-the-eu-referendum-is-declared-by-electoral-commission-in-manchester); European Commission, UK Referendum on Membership of the European Union: Questions & Answers, press release of June 24, 2016 (http://europa.eu/rapid/press-release_MEMO-16-2328_en.htm).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ DR FRANK CZICHOWSKI

Name: Dr Frank Czichowski
Title: Senior Vice President and Treasurer

By:	/s/ JÜRGEN KÖSTNER

Name: Jürgen Köstner
Title: Vice President

Date: August 4, 2016